                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER

                                 0-14203

                                 CUSIP NUMBER
                                 589774405

(Check One):
/ / Form 10-K and Form 10-KSB
/ / Form 20-F
/ / Form 11-K
/x/ Form 10-Q and Form 10-QSB
/ / Form N-SAR
         For Period Ended:  August 31, 1996

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / TransitionReport on Form N-SAR
         For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information
         Full Name of Registrant
         Meridian National Corporation

         Former Name if Applicable

         Address of Principal Executive Office (Street and Number) City, State and Zip Code

         805 Chicago Street
         Toledo, Ohio 43611

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

         Form 10-Q for the quarter ended August 31, 1996 will not be filed within the prescribed time period as a result of the exceptionally heavy workload experienced by the Registrant's accounting and reporting department. The heavy workload is due to, among other things, the investigation of financing alternatives as a result of a delay in a planned initial public offering of approximately 50% of the Registrant's paint waste recycling operation. This, and other projects, along with the normal recurring quarter-end closing schedule has caused a delay in the completion of the Quarterly Report on Form 10-Q.

Part IV--Other Information

         (1) Name and telephone number of person to contact in regard to this notification

                  James L. Rosino
                  Vice President - Finance
                  (419) 729-3918

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    /x/ Yes   / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    /x/ Yes   / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Net income for the second quarter ended August 31, 1996 was $478,000, or $.13 per share, compared to a net loss of $329,000, or $.14 per share, for the second quarter of the previous fiscal year. Net income for the quarter ended August 31, 1996 included a net gain from discontinued operations of $145,000, or $.04 per share, and an extraordinary gain of $329,000, or $.10 per share, on extinguishment of debt at a discount. Net sales for the second quarter amounted to $16,800,000 compared to $12,500,000 for the second quarter of the prior fiscal year, an increase of 34%.

         Meridian National Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Meridian National Corporation

                                          By: /s/ James L. Rosino
                                             ------------------------------
                                              James L. Rosino
                                              Vice President - Finance

                                          Date: October 14, 1996